EXHIBIT 99


             NIAGARA MOHAWK HOLDINGS REPORTS FIRST-QUARTER RESULTS
                         CASH FLOW CONTINUES TO IMPROVE


SYRACUSE, May 17 -- Niagara Mohawk Holdings, Inc. (NYSE: NMK) today reported results for its first quarter ended March 31, 1999. Niagara Mohawk Holdings, Inc. is the parent company of Niagara Mohawk Power Corporation (Niagara Mohawk), a regulated energy delivery company with the largest service territory in New York State.

As anticipated, cash flow during the first quarter of 1999 continued to improve as a result of Niagara Mohawk's Master Restructuring Agreement (MRA) entered into in 1998 with a group of Independent Power Producers (IPPs), and the POWERCHOICE agreement. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the 12 months ended March 31, 1999, were $1,245 million, an increase of approximately $400 million compared to the 12 months ended March 31, 1998. The significant improvement in EBITDA is due primarily to a reduction in payments to the IPPs.

The company reported earnings in the first quarter of 1999 of $50.8 million, or 27 cents per share, as compared to $11.1 million, or 8 cents per share, for the first quarter in 1998. Earnings in the first quarter of 1999 reflect the impacts of the MRA and POWERCHOICE. Niagara Mohawk's lower aggregate fuel and purchased power costs, partly offset by increased interest charges, improved earnings by $57.7 million, or 31 cents per share, during the first quarter. However, the non-cash amortization of the MRA regulatory asset reduced earnings in the first quarter by $62.8 million, or 34 cents per share. Earnings in the first quarter of 1998 reflected the incremental costs of a major ice storm, which reduced earnings in the first quarter of 1998 by $40.9 million, or 28 cents per share.

The company reported a loss of $117.7 million, or a loss of 67 cents per share, for the 12 months ended March 31, 1999, as compared to earnings of $63.5 million, or 44 cents per share, for the same period in 1998. The loss for the 12-month period ended March 31, 1999, reflects the impacts of the MRA and POWERCHOICE which includes the impact of the one-time, non-cash POWERCHOICE charge taken in June 1998, of $171.1 million after-tax, or 97 cents per share.

The increased cash flow from operations, together with the expected proceeds from the sale of its generating assets and a $135 million cash refund from the Internal Revenue Service received earlier this year, will allow Niagara Mohawk to retire more than $1 billion in debt this year. "We are committed to follow through on our strategy to retire capital and rebuild shareholder value," said William E. Davis, chairman and chief executive officer of Niagara Mohawk Holdings.

Electric revenues in the first quarter of 1999 were $849.7 million, down
1.6 percent from the first quarter of 1998, primarily due to POWERCHOICE rate reductions and lower wholesale sales. For the 12 months ended March 31, 1999, electric revenues were $3,247.7 million, down 1.4 percent compared to the same period in 1998.

Natural gas revenues for the first quarter of 1999 were $246.3 million, up
4.7 percent from the first quarter of 1998, primarily as a result of increased sales due to colder weather during the first quarter of 1999. For the 12 months ended March 31, 1999, natural gas revenues were $576.3 million, down 4.9 percent compared to the same period in 1998.

Non-utility revenues for the 3 months and 12 months ended March 31, 1999, were down compared to revenues for same periods in 1998, largely as a result of reduced trading activities at Niagara Mohawk Energy, an unregulated subsidiary.

The Consolidated Statements of Income will be filed today with the Securities and Exchange Commission as an exhibit in Form 10-Q.


NOTE: This release contains statements that constitute forward-looking information. Such statements are subject to certain risks, uncertainties and assumptions. All of these forward-looking statements are based on estimates and assumptions made by the company's management which, although believed by the company's management to be reasonable, are inherently uncertain. Such forward-looking statements are not guarantees of future performance or results and involve certain risks and uncertainties. Actual results or developments may differ materially from the forward-looking statements as a result of various factors.

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

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

NIAGARA MOHAWK HOLDINGS, INC.

                                                                                 In thousands of dollars

                                                                Three Months Ended              Twelve Months Ended
                                                                     March 31,                       March 31,
                                                                1999         1998*               1999*       1998*
                                                         --------------  ------------        -----------  -----------
OPERATING REVENUES:
Electric. . . . . . . . . . . . . . . . . . . . . . . .  $     849,746   $   863,169         $3,247,721   $3,295,241
Gas . . . . . . . . . . . . . . . . . . . . . . . . . .        246,275       235,235            576,269      605,735
Non-utility . . . . . . . . . . . . . . . . . . . . . .         23,113        65,493            123,697      174,237
-------------------------------------------------------  --------------  ------------        -----------  -----------
                                                             1,119,134     1,163,897          3,947,687    4,075,213
                                                         --------------  ------------        -----------  -----------

OPERATING EXPENSES:
Fuel for electric generation. . . . . . . . . . . . . .         57,094        47,198            249,878      189,188
Electricity purchased . . . . . . . . . . . . . . . . .        175,292       374,919            926,558    1,367,766
Gas purchased . . . . . . . . . . . . . . . . . . . . .        115,258       130,673            292,426      351,061
Other operation and maintenance expenses. . . . . . . .        206,343       264,319            890,938      900,955
POWERCHOICE charge. . . . . . . . . . . . . . . . . . .              -             -            263,227            -
Amortization of MRA regulatory asset. . . . . . . . . .         96,625             -            225,458            -
Depreciation and amortization . . . . . . . . . . . . .         94,816        88,059            362,676      343,968
Other taxes . . . . . . . . . . . . . . . . . . . . . .        121,858       127,160            455,210      472,520
-------------------------------------------------------  --------------  ------------        -----------  -----------
                                                               867,286     1,032,328          3,666,371    3,625,458
                                                         --------------  ------------        -----------  ----------

OPERATING INCOME. . . . . . . . . . . . . . . . . . . .        251,848       131,569            281,316      449,755

Other income (deductions) . . . . . . . . . . . . . . .         (1,403)        6,953             40,232       33,566
-------------------------------------------------------  --------------  ------------        -----------  ----------

INCOME BEFORE INTEREST CHARGES. . . . . . . . . . . . .        250,445       138,522            321,548      483,321

Interest charges. . . . . . . . . . . . . . . . . . . .        130,275        65,590            461,863      271,958
Preferred dividend requirement of subsidiary. . . . . .          9,024         9,223             36,356       37,221
-------------------------------------------------------  --------------  ------------        -----------  ----------

INCOME (LOSS) BEFORE FEDERAL & FOREIGN INCOME TAXES . .        111,146        63,709           (176,671)     174,142

Federal & foreign income taxes. . . . . . . . . . . . .         60,314        52,569            (58,983)     110,687
-------------------------------------------------------  --------------  ------------        -----------  ----------

NET INCOME (LOSS) . . . . . . . . . . . . . . . . . . .  $      50,832   $    11,140         $ (117,688)  $   63,455
-------------------------------------------------------  --------------  ------------        -----------  ----------

AVERAGE NUMBER OF SHARES OF COMMON
      STOCK OUTSTANDING (IN THOUSANDS). . . . . . . . .        187,365       144,419            176,776      144,412

BASIC AND DILUTED EARNINGS PER AVERAGE
      SHARE OF COMMON STOCK . . . . . . . . . . . . . .  $        0.27   $      0.08         $   (0.67)  $     0.44
-------------------------------------------------------  --------------  ------------        -----------  ----------

Other Operating Data:

Earnings before interest charges, interest income,
income taxes, depreciation and amortization, and other
regulatory adjustments (EBITDA) . . . . . . . . . . . .  $     488,597             -         $ 1,245,498           -

Net cash interest . . . . . . . . . . . . . . . . . . .  $     109,650             -         $  390,423            -

Ratio of EBITDA to net cash interest. . . . . . . . . .            4.5             -                3.2            -


NOTES:

* Prior period consolidated financial statements have been prepared from Niagara Mohawk's prior period consolidated financial statements, except that accounts have been reclassified to reflect the Niagara Mohawk Holdings structure.

- The above information is not given in connection with any sale or offer to sell or buy any stock or security.
- The Company files periodic reports pursuant to the Securities Exchange Act of 1934. Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.

NIAGARA MOHAWK HOLDINGS, INC.
----------------------------

                                   (Unaudited)
                                 EARNINGS REPORT
                                 ---------------
                            (In thousands of dollars)



                                                THREE MONTHS ENDED            TWELVE MONTHS ENDED
                                                     MARCH 31,                      MARCH 31,
                                               1999            1998*            1999*        1998*
                                        --------------  ----------------     -----------  ----------
Operating Revenues . . . . . . . . . .  $    1,119,134  $     1,163,897      $3,947,687   $4,075,213
Operating Income . . . . . . . . . . .  $      251,848  $       131,569      $  281,316   $  449,755
Net Income (Loss). . . . . . . . . . .  $       50,832  $        11,140      $ (117,688)  $   63,455
Average number of shares of common
  stock outstanding (in thousands) . .         187,365          144,419         176,776      144,412
Basic and diluted earnings (loss) per
  average share of common stock. . . .  $         0.27  $          0.08      $    (0.67)  $     0.44

EBITDA . . . . . . . . . . . . . . . .  $      488,597               --      $1,245,498           --
Net Cash Interest. . . . . . . . . . .  $      109,650               --      $  390,423           --
Ratio of EBITDA to Net Cash Interest .             4.5                              3.2


* Prior period consolidated financial statements have been prepared from Niagara Mohawk's prior period consolidated financial statements, except that accounts have been reclassified to reflect the Niagara Mohawk Holdings structure.

Note 1: The above information is not given in connection with any sale or offer to sell or buy any stock or security.

Note 2: The company files periodic reports pursuant to the Securities Exchange Act of 1934. Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.